02036929

APPENDIX 2

P.E.
5-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2002 (1) **File No.: 0-11378**

TransGlobe Energy Corporation
(Translation of Registrant's Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [X] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

TransGlobe Energy
CORPORATION

Suite 2900, 330 - 5th Avenue S.W.
Calgary, Alberta Canada T2P 0L4
Telephone: (403) 264-9888
Facsimile: (403) 264-9898
E-mail: trglobe@trans-globe.com
Website: www.trans-globe.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES 2002 FIRST QUARTER RESULTS

TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce its financial and operating results for the three month period ended March 31, 2002. **All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.**

HIGHLIGHTS

- **Daily production of 1,487 barrels of oil equivalent**
- **Cash flow of $1,266,633**
- **Tasour Central Production Facility ("CPF") expansion completed, Block 32, Republic of Yemen**
- **Entered second exploration period, Block S-1, Republic of Yemen**

FINANCIAL AND OPERATING UPDATE

	Three Months Ended March 31		
Financial	**2002**	**2001**	**Change**
Oil and gas revenue net of royalties	**1,971,072**	2,489,965	(21)%
Operating expense	**412,406**	448,519	(8)%
General and administrative expense	**192,903**	132,723	45%
Depletion and depreciation	**878,000**	734,000	20%
Income taxes	**171,664**	169,167	1%
Cash flow from operations	**1,266,633**	1,739,300	(27)%
Basic and diluted per share	**0.02**	0.03	(33)%
Net income	**315,003**	1,005,300	(69)%
Basic and diluted per share	**0.01**	0.02	(50)%
Capital expenditures	**1,369,537**	1,119,375	22%
Working capital	**1,279,135**	820,031	56%
Common shares outstanding			
Basic (weighted average)	**51,311,468**	50,507,190	
Diluted (weighted average)	**51,867,390**	51,301,932	
Production			
Oil and liquids (Bpd)	**1,338**	1,285	4%
Average price ($ per barrel)	**21.03**	22.45	(6)%
Gas (Mcfpd)	**895**	1,164	(23)%
Average price ($ per Mcf)	**2.28**	6.24	(63)%
Total (Boed) (6 : 1)	**1,487**	1,479	1%
Operating expense ($ per Boe)	**3.08**	3.37	(9)%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)

The Asswairy #1 well commenced drilling in December 2001 and reached total depth in early 2002. Although several horizons with oil shows were tested, no hydrocarbons were recovered, therefore the well was plugged and abandoned. The original 2002 Block 32 joint venture budget and work program included the drilling of at least one additional exploration well. The Block 32 joint venture group reviewed the proposed drilling plans for the balance of 2002 and are considering expanding the 2002 drilling program to include two firm wells and two contingent wells. Three of the eleven seismically identified prospects on the block are ready to be drilled. In addition, depending upon the results of the Tasour reservoir modeling and field performance, one of the wells could be a development well at Tasour. The start of drilling has been scheduled to commence in September/October to allow sufficient time to procure the necessary wellheads, production casing and drilling materials for the expanded drilling plan.

Block S-1, Republic of Yemen (25% working interest)

The first exploration period ended on March 28, 2002 and the Block S-1 joint venture group elected to proceed with a second exploration period of 2 ½ years. The An Naeem #2 well drilled in 2000 has pre-qualified as a second exploration period commitment well. The 2001 3-D seismic survey has also qualified as a second exploration period commitment. Two additional wells are required to satisfy the balance of the second exploration period commitments. Upon entering the second exploration period, a mandatory 25% relinquishment reduced the area to 3,363 square kilometers (approximately 861,000 acres). The relinquished lands were not considered prospective.

The 2001 3-D seismic program, evaluated a trend of Alif and Lam prospects identified on existing 2-D seismic data. The trend extends from the adjacent Jannah Hunt, Dhahab and Al Nasr oil fields southeast to the Shell discovery at An Nagyah. The Dhahab and Al Nasr fields are currently producing in excess of 40,000 Bopd. Approximately 400 square kilometers of additional 3-D seismic data on the adjacent blocks (including the Dhahab and Al Nasr fields) was acquired through a data trade with Jannah Hunt and Occidental Petroleum.

Three new exploration wells and an appraisal well (on the Harmel discovery) are planned for the second half of 2002. The three exploration locations will be finalized in early June. The proposed appraisal well at Harmel #2 has been designed to test and evaluate the shallow oil zones encountered in Harmel #1. A pilot project is planned to complete and equip both the Harmel #1 and #2 for longer term production to determine the feasibility of a full-scale commercial development.

Canada

At Cherhill, the Company completed and tied in a 100% working interest gas well, which commenced production in February 2002 and is currently producing 600 Mcfd. The Morinville well was tied in and commenced production in late April at an initial rate of 800 Mcfd. The Company has a 31% working interest in the well. In March 2002 the Company acquired additional acreage and production facilities in the Nevis area. Plans are underway to drill a Leduc reef test for potential oil on the 100% working interest lands in the second half of 2002.

OPERATING UPDATE

Production

Production from Tasour averaged 9,380 Bopd (1,296 Bopd to TransGlobe) during the first quarter of 2002. The production was curtailed during the quarter by fluid handling capacity, pump changes and facility shut downs while modifications were carried out at the Tasour CPF. Production has increased to 11,000-12,000 Bopd (1,500-1,650 Bopd to TransGlobe) since the CPF facility expansion was completed in late April.

Production from Canada averaged 191 Boepd during the first quarter of 2002 compared to 262 Boepd during the first quarter of 2001. The decline in production is primarily attributed to natural declines during the year and reduced rates at Pakowki Lake due to the start of water production in late December 2001. Canadian production declines will be offset by new production from Cherhill and Morinville. An additional 100 Boepd of new production from Morningside will contribute to the Canadian production in the second half of 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2002 and 2001 and the audited financial statements and MD&A for the year ended December 31, 2001 included in the Company's annual report. **All dollar values are expressed in United States dollars unless otherwise stated.**

Operating Results

Net income for the first quarter 2002 was $315,003 ($0.01 per share) compared to a net income of $1,005,300 ($0.02 per share) in 2001 with cash flow from operations of $1,266,633 ($0.02 per share) compared to $1,739,300 ($0.03 per share) respectively. The decrease in net income and cash flow in 2002 is primarily a result of a significant decrease in oil and gas prices in Canada and a reduction in production in Canada.

Revenue net of royalties was $1,971,072 for the first quarter 2002 compared to $2,489,965 for the same period in 2001. In 2002, revenues net of royalties were $1,773,072 and $198,000 from Yemen and Canada respectively. In 2001, revenues net of royalties were $1,865,432 and $624,533 from Yemen and Canada respectively. Revenues net of royalties in Yemen decreased 5% due to an adjustment to cost oil sharing amounting to $120,000 and a 5% decrease in oil prices which were partially offset by a 7% increase in production. The average oil price for the Company's production in Yemen for the first quarter 2002 was $21.19 per barrel compared to $22.27 in 2001. Oil produced from the Tasour field in Yemen is marketed by Nexen Marketing International Ltd. and the oil price is based on a Brent price less a quality/transportation differential between the Brent blend and the Yemen Masila crude oil blend. Revenue in Canada decreased due to a 63% decrease in gas prices, a 37% decrease in oil and liquids price and a 27% decrease in production. Gas prices averaged $2.28 per Mcf in Canada for the first quarter 2002 and $6.24 per Mcf for the same period in 2001. Oil and liquids prices in Canada averaged $16.11 per barrel for the first quarter of 2002 and $25.62 per barrel for the same period in 2001.

Operating costs of $412,406 averaged $3.08 per Boe in the first quarter of 2002 compared to $448,519 ($3.37 per Boe) in 2001. The decrease is a result of lower operating costs on Yemen Block 32 operations which averaged $2.55 per barrel in 2002 (Canada was $6.69 per Boe).

The netback per Boe was $11.65 during the first quarter 2002. The comparable figure for the same period in 2001 was $15.34 per Boe. The decrease in netbacks between periods is primarily due to the significant decrease in oil and gas prices in Canada and the reduction in production in Canada.

General and administrative expenses were $192,903 for the three month period ended March 31, 2002 as compared to $132,723 in the comparable period in 2001. The increase is attributed to the contractual performance bonus payment of $73,630 paid in common shares of the Company.

Depletion and depreciation was $878,000 for the first quarter 2002 compared to $734,000 in 2001. The increase is attributable to the inclusion of significantly more costs in the depletable base in Yemen. In Yemen, unproven properties in the amount of $9,194,230 were excluded from costs subject to depletion and depreciation representing all costs incurred in Block S-1 and a portion of the costs on Block 32 relating to exploration not directly incurred on the currently producing property. These costs will be included in the depletable base over the period of the development term of 20-25 years as the Blocks are fully developed.

Current income tax in the amount of $171,664 ($169,167 in 2001) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement on Block 32.

Capital Expenditures
Capital expenditures were $1,059,633 and $309,904 in Yemen and Canada respectively in 2002. Expenditures in Yemen on Block 32 were primarily for drilling Asswairy #1, system expansions and well workovers at Tasour. Block S-1 expenditures were primarily for pre-drilling inventory for the 2002 exploration drilling program.

Canadian capital expenditures in 2002 relate mainly to completion work at Cherhill, tie-ins at Cherhill and Morinville, and the acquisition of undeveloped land and tangible assets at Nevis.

Liquidity and Capital Resources
TransGlobe expects to fund its capital requirements for the balance of 2002 out of cash flow, debt and equity financing as may be required. At March 31, 2002, the Company had working capital of $1,279,135, a revolving credit facility of $Cdn2,500,000 and an acquisition credit facility of $Cdn2,000,000 to support its capital expenditure program. The Company has certain flexibility in adjusting its Canadian capital expenditure program should commodity price fluctuations affect cash flows and thus its ability to borrow funds.

Consolidated Statements of Income and Deficit
FOR THE THREE MONTH PERIOD ENDED MARCH 31
(Unaudited – Expressed in U.S. Dollars)

	2002	2001
REVENUE		
Oil and gas sales, net of royalties	$ 1,971,072	$ 2,489,965
Other income	400	1,742
	1,971,472	2,491,707
EXPENSES		
Operating	412,406	448,519
General and administrative	192,903	132,723
Interest on long-term debt	1,496	1,998
Depletion and depreciation	878,000	734,000
	1,484,805	1,317,240
Net income before income taxes	486,667	1,174,467
Income taxes	171,664	169,167
NET INCOME	315,003	1,005,300
Deficit, beginning of period	(17,724,698)	(20,786,935)
Deficit, end of period	$ (17,409,695)	$(19,781,635)
Net income per basic and diluted share	$ 0.01	$ 0.02
Weighted average number of common shares outstanding		
Basic	51,311,468	50,507,190
Diluted	51,867,390	51,301,932

Consolidated Balance Sheets
(Expressed in U.S. Dollars)

	March 31, 2002 (Unaudited)	December 31,2001
ASSETS		
Current		
Cash	**$ 804,674**	$ 1,174,846
Accounts receivable	**926,399**	975,773
Prepaid expenses	**63,482**	60,687
	1,794,555	2,211,306
Capital assets		
Canada	**3,283,650**	3,044,746
Republic of Yemen	**13,848,070**	13,591,437
	$ 18,926,275	$ 18,847,489
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 515,420**	$ 828,959
Provision for site restoration and abandonment	**110,209**	106,209
	625,629	935,168
SHAREHOLDERS' EQUITY		
Share capital	**35,710,341**	35,637,019
Deficit	**(17,409,695)**	(17,724,698)
	18,300,646	17,912,321
	$ 18,926,275	$ 18,847,489

Consolidated Statements of Cash Flows
FOR THE THREE MONTH PERIOD ENDED MARCH 31
(Unaudited – Expressed in U.S. Dollars)

	2002	2001
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	**$ 315,003**	$ 1,005,300
Adjustments for:		
Depletion and depreciation	**878,000**	734,000
Performance bonus expense paid in shares	**73,630**	-
Cash flow from operations	**1,266,633**	1,739,300
Changes in non-cash working capital	**(166,151)**	333,792
	1,100,482	2,073,092
FINANCING		
Issue of share capital	**(308)**	5,499
Issuance of long-term debt	**-**	3,626
	(308)	9,125
INVESTING		
Purchase of capital assets		
Yemen	**(1,059,633)**	(751,029)
Canada	**(309,904)**	(368,346)
Change in non-cash working capital	**(100,809)**	(682,230)
	(1,470,346)	(1,801,605)
NET INCREASE (DECREASE) IN CASH	**(370,172)**	280,612
Cash, beginning of period	**1,174,846**	64,914
CASH, END OF PERIOD	**$ 804,674**	$ 345,526
Cash flow from operations per basic and diluted share	**$ 0.02**	$ 0.03
Supplemental Disclosure of Cash Flow Information		
Interest paid	**$ 1,496**	$ 1,998
Taxes paid – Yemen	**$ 171,664**	$ 169,167

Notes to the Consolidated Financial Statements

1. Basis of presentation

The interim consolidated financial statements of TransGlobe Energy Corporation ("TransGlobe" or the "Company") for the three month periods ended March 31, 2002 and 2001 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2001. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe's annual report for the year ended December 31, 2001.

2. Share capital

The Company is authorized to issue 100,000,000 common shares with no par value.

Continuity of common shares	**2002**	
	Shares	**Amount**
Balance, December 31, 2001	51,244,801	**$ 35,637,019**
Performance bonus expense paid in shares	250,000	**73,630**
Private placement, issue costs	-	**(308)**
Balance, March 31, 2002	51,494,801	**$ 35,710,341**

The Company accounts for its stock-based compensation plans using the intrinsic-value method. Under the intrinsic-value method, compensation costs are not recognized in the financial statements for share options granted to employees and directors when issued at market value.

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net income of using the fair value method for stock options issued on or after January 1, 2002. No stock options have been granted since January 1, 2002, therefore if the fair-value method had been used, the effect on the Company's 2002 net income and net income per share would have been nil in this period.

3. Segmented information

	Three Months Ended March 31	
	2002	2001
Oil and gas revenue net of royalties		
Yemen	**$ 1,773,072**	$ 1,865,432
Canada	**198,000**	624,533
	1,971,072	2,489,965
Operating		
Yemen	**297,277**	330,003
Canada	**115,129**	118,516
	412,406	448,519
Depletion and depreciation		
Yemen	**803,000**	645,000
Canada	**75,000**	89,000
	878,000	734,000
Segmented operations	**680,666**	1,307,446
Other income	**400**	1,742
General and administrative	**192,903**	132,723
Interest on long-term debt	**1,496**	1,998
Income taxes	**171,664**	169,167
Net income	**$ 315,003**	$ 1,005,300

4. Subsequent event

Subsequent to the quarter end, the Company issued a three year letter of credit in the amount of $1,500,000 in support of the commitments of the second exploration period on Block S-1 in Yemen. This letter of credit is secured by a term deposit of an equal amount of which the Company borrowed $750,000 on its line of credit. This letter of credit will be released upon the fulfillment of the Block S-1 commitments (drilling two wells).

The above includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION

Ross G. Clarkson
President & C.E.O.

For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Ste. 2900, 330 – 5th Avenue. S.W., Calgary, AB T2P 0L4

Tel: (403) 264-9888 . first half of Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com

Submitted herewith:

News releases as filed on SEDAR and disseminated through Canadian Corporate News as follows:

May 17, 2002: TransGlobe Energy Corporation Announces 2002 First Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: May 17, 2002

By: [signature]
Ross C. Clarkson
President & CEO